UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the Month of June 2026

(Commission File No. 001-41636)

Oculis Holding AG

(Translation of registrant's name into English)

Bahnhofstrasse 20

CH-6300

Zug, Switzerland

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On June 25, 2026, Oculis Holding AG (the "Registrant") updated its corporate presentation for use in meetings with investors, analysts and others. The presentation is attached hereto as Exhibit 99.1. The Registrant undertakes no obligation to update, supplement or amend the presentation.

EXHIBIT INDEX

Exhibit	Description
99.1	Corporate Presentation dated June 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OCULIS HOLDING AG

Date: June 25, 2026	By:	/s/ Riad Sherif
Riad Sherif Chief Executive Officer